UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): April 29, 2021

The Good Earth Organics, Inc.
(Exact name of issuer as specified in its charter)

Delaware	81-2344117
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

30088 Redwood HwyCave Junction, OR	97523
(Address of principal executive offices)	(Zip code)

(541) 592-4855
(Issuer’s telephone number, including area code)

Series Seed Preferred Stock, Common Stock
(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

On April 29, 2021, The Good Earth Organics, Inc. (the "Company") determined that it would be unable to complete certain information required to prepare a timely filing of its Annual Report on Form 1-K for the year ended December 31, 2020 (the “Form 1-K”) without unreasonable effort or expense. The Company’s existing Regulation A+ Offering, qualified by the Securities and Exchange Commission (the “SEC”) on September 30, 2020, is presently paused pending the filing of the Form 1-K with the SEC.

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the Cave Junction, Oregon, on April 29, 2021.

The Good Earth Organics, Inc.

By:	/s/ Anthony Luciano
Anthony Luciano
Chief Executive Officer